Exhibit 99.1

Dear Shareholders,

As announced in our press release on September 10, 2018, our Board of Directors has acted boldly to take the initial necessary steps to move the Company forward. Over the weekend, we have taken additional necessary steps and we are working on further actions to move ahead. As Co-Chairmen of the Board of Directors, we wish to provide you with a formal shareholder letter to discuss the future of the Company.

We recognize that the past four years have been marked by a series of unintended disappointments and both perceived and actual negative outcomes for our Company. This has been extremely disappointing, frustrating, and difficult for all of our shareholders, employees, and partners. We are pleased that the independent investigation has been concluded and that the Company is now in a position to build for the future. We invite you to review the press release summarizing the background and findings of the report to the Board of Directors submitted by Loeb & Loeb LLC, counsel to the Special Committee, that has been furnished to the Securities and Exchange Commission on Form 6-K. This report is readily available on the SEC’s website at www.sec.gov and is also available on our investor relations website at the following URL: ir.lkmotion.com.

Although the Board of Directors and the management team are gratified by the results of the investigation, we all know that improving the Company’s corporate governance and operational controls are crucial if the Company is to fulfill its potential and meet the high expectations that the shareholders and the Board of Directors share. The Company has identified a clear pathway forward to growth and profitability. We have already begun, and will continue, to work with the entire organization and all relevant parties to move the Company ahead. We are committed to being a better Company and to achieve outstanding results for all our shareholders. We recognize that the personal dispute between the beneficial owners of RPL Holdings Ltd., one of our major shareholders, will likely be ongoing for some time, but we are taking the necessary steps to ensure that these matters to do not continue to impact the Company.

The first necessary action that has been agreed to by the Board is that beginning today, Vincent will be primarily focused on the following three areas: 1) Resolving the ongoing dispute with Henry 2) working with Tongfang to ensure the successful payment of their note obligation to the Company and 3) working at a high level capacity with Zhongzhi on future strategic business cooperation opportunities. Having Vincent shift his whole focus on these priorities is in the best interest of the Company and its shareholders.

In addition to Vincent’s focused efforts on these matters, the Board has appointed Mr. Jia Lian as the Acting Chief Executive Officer following the resignation of Mr. Zemin Xu. To be clear, Mr. Lian is uniquely capable to act in this capacity during this time for the Company as it moves ahead to protect its employees, customers, partners and shareholders from the ongoing tactics by Henry Lin to disrupt operations as he continues his personal dispute with Vincent. Mr. Lian is there to manage this process. The Company has strong operational leadership who have been instructed to focus on their business. When the Henry matters are closed and any potential disruption is averted, the Board will appoint a new and permanent CEO to lead the organization forward. We are thankful to our past management team including Mr. Xu, Justin Chen and Roland Wu. We wish them best in their future endeavors.

We are pleased that the Company can now move forward to take full advantage of the significant opportunities for business expansion and profitable growth that are before us. The Board of Directors and the management team have already begun taking action, and will continue to implement other constructive steps, to ensure the enhancement of the Company’s corporate governance and operational controls. Beginning with the actions announced on September 10 and today, we will do our best to ensure that the Company is focused entirely on executing its business plans and that no distractions of any kind, including those that have been associated with disputes related to RPL Holdings, will be permitted to hinder the Company’s growth and creation of shareholder value.

The Company has tremendous opportunities in the transportation industry, especially in what we have labeled our “Smart Ride” and “Smart Car” businesses. This sector is not only a big market with exciting growth potential, it is a business opportunity that the Company has been working on and to which it has devoted considerable attention and resources for a couple of years now. The team has made significant progress in reaching key milestones necessary to commercialize our efforts and to have a real impact on this operational sector. As we have announced, the Company has already begun to partner with key industry and strategic players. We have gone through and passed certain key regulatory requirements with respect to our technology and have already demonstrated key differentiators against the competition.

Our “Smart Ride” and “Smart Car” businesses are the key focus of our Company going forward and we look forward to successfully executing our plans. We are convinced that our business model of helping passengers move efficiently from point A to point B is a good one, and we intend to leverage this model by making the time the passengers spend enjoyable and productive. It is in our ability to create the “Smart Space” that enables riders to make their time in the car more enjoyable and productive that we see our competitive advantage and our major business opportunity.

Our Company’s technological and operational management teams have done an outstanding job in getting us to this point. As we move forward, we will keep these teams intact and further empower them with the resources and support necessary to “step on the accelerator. “ The market opportunity is open for us now and we must act quickly to take advantage of this open window.

One final point we wish to make today. We announced over the weekend a new agreement with Zhongzhi Hi-Tech Overseas Investment Ltd. (“Zhongzhi”), which includes a non-binding MOU to further engage in various business cooperations. We also announced a pledge of additional assets as additional securities for the convertible note. We are finalizing the negotiations around an extension of the maturity date of the note and we expect to announce this new extension agreement shortly. This extension and agreement is beneficial as we have sufficient capital and cash, however, we need additional time to go through the process of converting our RMB currency into US dollars. We believe that extending the maturity and working together with Zhongzhi is mutually beneficial to all parties.

In summary, it is time to begin anew to build the Company that we can all be proud of. We are powerfully positioned to profit from a major industrial and technological revolution, but we must utilize our advantages and execute our business plan in a way that drives shareholder returns and value. We are humbled by this great opportunity, but determined and focused to enact positive change and deliver successful outcomes for you. We believe that the steps we are taking in putting the Company in position to move forward. We appreciate your support and continued patience.

With gratitude and determination,

Larry and Vincent